

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4631

June 2, 2017

Dennis P. Calvert
Chief Executive Officer
BioLargo, Inc.
14921 Chestnut St.
Westminster, CA 92683

> **Re: BioLargo, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 23, 2017**
> **File No. 333-215730**

Dear Mr. Calvert:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Capitalization, page 11

1.   Since you have now presented financial statements for the period ended March 31, 2017, please update your capitalization table to also be as of March 31, 2017.

Dilution, page 11

2.   Please update your disclosure to disclose the net tangible book value and net tangible book value per share as of March 31, 2017.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Gordon, Staff Accountant at (202) 551-3866 or John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. You may contact Kate McHale, Staff Attorney at (202) 551-3464 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction